UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Systemax Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-13792 (Commission File Number)	11-3262067 (IRS Employer Identification No.)

11 Harbor Park Drive, Port Washington, NY 11050
(Address of principal executive offices) (Zip Code)

Eric Lerner
Senior Vice President
(516) 608-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CAR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1     Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Background

This Specialized Disclosure Report on Form SD ("Form SD") of Systemax Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1 to December 31, 2019 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “3TG Minerals”).  The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Company Overview

The Company, through its operating subsidiaries, is a provider of industrial products in North America, going to market through a system of branded e-Commerce websites and relationship marketers.  The primary brand is Global Industrial.

During the Reporting Period, the Company through its subsidiaries contracted to manufacture certain industrial products in North America (“Covered Products”) with third party manufacturers and factories (the “Suppliers”) and marketed the Covered Products on a private label basis.   Neither the Company directly nor through its subsidiaries actually manufactures any Covered Products itself.

Reasonable Country of Origin Inquiry/Conclusion

In accordance with the Rule, the Company has conducted a good faith reasonable country of origin inquiry regarding the 3TG Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the 3TG Minerals originated in the Covered Countries and whether any of the 3TG Minerals may be from recycled or scrap sources.

The process that the Company utilized to determine the country of origin for the 3TG Minerals included: (1) conducting an internal assessment of the Company’s product portfolio to determine which products contain or may contain 3TG Minerals; (2) contacting Suppliers of the Covered Products; (3) soliciting detailed written survey responses from the Suppliers; (4) assessing the survey responses from the Suppliers; (5) conducting follow-up with the Suppliers, if necessary; and (6) requesting written representations from the Suppliers regarding the sourcing and use of 3TG Minerals.

Based on the above referenced reasonable country of origin inquiry, the Company determined that it has no reason to believe that the 3TG Minerals that are necessary to the functionality or production of the Covered Products that it contracted to manufacture may have originated in the Covered Countries. Therefore, the Company is not required to provide a Conflict Minerals Report with respect to the Covered Products.

Wesbsite Disclosure

This Conflict Minerals Disclosure is publicly available on the Company’s website at www.systemax.com under the “Investor Relations” section.  The URL is included here as an inactive textual reference. The content of the Company’s website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SYSTEMAX INC. By: /s/ Eric Lerner Name: Eric Lerner Title: Senior Vice President

Date: June 1, 2020